NEWS RELEASE

Crosshair Adds 400 metres of Strike Length to the C Zone

Dated: January 10, 2008	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to announce the addition of 300 metres (m) of strike length to the southwest portion of the C Zone on the Company’s Central Mineral Belt (CMB) Uranium Project in Labrador.

With the completion of its 2007 drilling campaign, Crosshair has now added a total of 400m of strike length (300m to the southwest and 100m to the northeast) to the uranium mineralization at the C Zone, which currently has a defined strike length of over 1.1 kilometers and remains open in both directions as well as down dip. One of the company’s main goals for 2008 will be to link the C Zone with Area 1 where Crosshair has proven continuity of mineralization over a 600m strike length, thereby potentially adding a further 2 kilometres of strike length to the C Zone.

Assay results from the final nineteen holes (ML-155 to ML-173) of the 2007 drill program are highlighted by:

  0.42% U3O8 over 5.8 metres (98.2 to 104.0 m) as part of a wider zone grading 0.19% U3O8 over 13.8 metres (98.2 to 112.0 m) from hole ML-157,

  0.21% U3O8 over 2.0 metres (66.0 to 68.0 m) as part of a wider zone grading 0.11% U3O8 over 4.5 metres (64.0 to 68.5 m) from hole ML-156,

  0.05% U3O8 and 0.19% V2O5 over 11.3 metres (40.4 to 51.7 m), including 0.10% U3O8 and 0.36% V2O5 over 4.3 metres (45.8 to 50.1 m) from hole ML-160,

  0.10% U3O8 over 4.0 metres (49.6 to 53.6 m) from hole ML-170, and

  0.05% U3O8 and 0.31% V2O5 over 7.4 metres (38.7 to 46.1 m) from hole ML-163.

Sixteen of the holes tested the southwest extension of the C Zone, including hole ML-157, which was collared 150 metres beyond the southwest margin of the currently defined resource and represents one of the best intercepts to date from the property. Hole ML-170, which was collared 150 metres beyond ML-157, intersected mineralization grading 0.10% U3O8 over 4.0 metres, effectively extending the C Zone resource by 300 metres to the southwest, where it remains open.

“Our success from the current program, particularly in the southwest portion of the C Zone, continues to expand the zone and demonstrates once again the potential to add considerably to the current resource with our 2008 program. In addition, the further we march our drills to the southwest towards Area 1, the stronger the evidence that the C Zone has a total potential strike length of over 2 kilometres”, says Mark J. Morabito, President and CEO of Crosshair.

In the northeast portion of the C Zone, previously released hole ML-141 intersected 0.10% U3O8 over 18.3 metres, including 0.35% U3O8 over 5.1 metres. The hole was drilled 100 metres northeast of the currently defined resource, where it also remains open. Complete assay highlights, including the most recent holes, along with current drill sections and maps are posted on the Company website at: http://www.crosshairexploration.com/s/CZone.asp.

Crosshair is currently preparing for an aggressive 2008 exploration program that will see three drills operating on the property throughout the winter. The winter program is slated to begin in mid-January. Further details on the program will be released shortly.

Crosshair has also acquired an additional 20 claims through staking, bringing the number of claims that form the CMB Uranium Project to 3,019 covering 754.75 square km. The new claims are contiguous with the eastern property boundary and cover prospective felsic to intermediate volcanic rocks of the Sylvia Lake Formation.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 755 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are sent to Activation Laboratories in Ancaster, ON for analyses. Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

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